Citigroup Global Markets Holdings Inc.	Offering Summary No. 2018-USNCH0975 dated February 1, 2018 relating to Preliminary Pricing Supplement No. 2018-USNCH0975 dated January 31, 2018 Registration Statement Nos. 333-216372 and 333-216372-01

Autocallable Securities Based on the EURO STOXX 50® Index Due February-----, 2023	Filed Pursuant to Rule 433

▪     The securities offered are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the securities do not pay interest, do not guarantee the repayment of principal at maturity and are subject to potential automatic early redemption on an annual basis on the terms described below. Your return on the securities will depend on the performance of the EURO STOXX 50® Index (the “underlying index”).

▪     The securities provide for the repayment of principal plus a premium following the first valuation date on which the closing level of the underlying index is greater than or equal to the premium threshold level. However, if the closing level of the underlying index is not greater than or equal to the premium threshold level on any of the valuation dates, the securities will not be automatically redeemed at a premium and, instead, you will receive a payment at maturity that may be greater than, equal to or less than the stated principal amount, depending on the performance of the underlying index from the pricing date to the final valuation date. If the securities are not automatically redeemed prior to maturity and the closing level of the underlying index on the final valuation date is less than 80% of the initial index level, you will lose at least 20%, and possibly significantly more, of your investment in the securities.

▪     If we and Citigroup Inc. default on our obligations, you may not receive any amount owed to you under the securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc.
Underlying index:	The EURO STOXX 50® Index (ticker symbol: “SX5E”)
Stated principal amount:	$1,000 per security
Pricing date:	February , 2018 (expected to be February 23, 2018)
Issue date:	February , 2018 (three business days after the pricing date).
Valuation dates:	Expected to be February 25, 2019, February 24, 2020, February 23, 2021, February 23, 2022 and February 23, 2023 (the “final valuation date”), each subject to postponement if such date is not a scheduled trading day or certain market disruption events occur with respect to the underlying index
Automatic early redemption:	If, on any of the first four valuation dates, the closing level of the underlying index is greater than or equal to the premium threshold level, the securities will be automatically redeemed on the fifth business day following that valuation date for an amount in cash per security equal to $1,000 plus the premium applicable to that valuation date. If the securities are automatically redeemed following any of the first four valuation dates, they will cease to be outstanding and you will not be entitled to receive the premium applicable to any later valuation date.
Premium:

The premium applicable to each valuation date will be determined on the pricing date and will be greater than or equal to the values indicated below. The premium may be significantly less than the appreciation of the underlying index from the pricing date to the applicable valuation date.

•       February 25, 2019: at least 11.00% of the stated principal amount

•       February 24, 2020: at least 22.00% of the stated principal amount

•       February 23, 2021: at least 33.00% of the stated principal amount

•       February 23, 2022: at least 44.00% of the stated principal amount

•       February 23, 2023: at least 55.00% of the stated principal amount

Maturity date:	February , 2023 (expected to be February 28, 2023)
Payment at maturity:

If the securities have not previously been redeemed, you will receive at maturity, for each $1,000 stated principal amount security you then hold, an amount in cash equal to:

▪   If the closing level of the underlying index on the final valuation date is greater than or equal to the premium threshold level:
$1,000 + the premium applicable to the final valuation date

▪   If the closing level of the underlying index on the final valuation date is less than the premium threshold level but greater than or equal to the trigger level: $1,000

▪   If the closing level of the underlying index on the final valuation date is less than the trigger level:
$1,000 × the index performance factor

If the securities are not automatically redeemed prior to maturity and the closing level of the index on the final valuation date is less than the trigger level, your payment at maturity will be less, and possibly significantly less, than $600 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial index level:	The closing level of the underlying index on the pricing date
Final index level:	The closing level of the underlying index on the final valuation date
Index performance factor:	The final index level divided by the initial index level
Premium threshold level:	100% of the initial index level
Trigger level:	80% of the initial index level
Listing:	The securities will not be listed on any securities exchange, may have limited or no liquidity and are designed to be held to maturity.
CUSIP / ISIN:	17324CRJ7 / US17324CRJ70

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated January 31, 2018

Selected Risk Considerations

•    You may lose some or all of your investment. Unlike conventional debt securities, the securities do not guarantee repayment of the stated principal amount at maturity. Instead, your return on the securities will depend on the performance of the underlying index. If the securities are not automatically redeemed prior to maturity and the final index level is less than the trigger level, you will lose 1% of the stated principal amount of the securities for every 1% by which the underlying index has declined from the initial index level. There is no minimum payment at maturity on the securities, and you may lose your entire investment in the securities.

•    The securities do not pay interest.

•    Your potential return on the securities is limited. Your potential total return on the securities at maturity is limited to the applicable premium payable upon an automatic early redemption.

•    Investing in the securities is not equivalent to investing in the underlying index or the stocks that constitute the underlying index.

•    The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

•    The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•    The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•    The underlying index is subject to risks associated with non-U.S. markets.

•    The underlying index performance will not be adjusted for changes in the exchange rate between the euro and the U.S. dollar.

•    We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities.

•    The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Hypothetical Payment at Maturity Diagram*
■ The Securities ■ The Underlying Index

* The diagram above illustrates the payment you may receive upon maturity of the securities, assuming the securities have not previously been redeemed, for a range of hypothetical percentage changes in the closing level of the underlying index from the pricing date to the final valuation date. Your payment upon maturity will be determined solely based on the performance of the underlying index on the final valuation date.

The following table illustrates how the amount payable per security will be calculated if the closing level of the underlying index is greater than or equal to the premium threshold level on one of the five valuation dates. Figures below have been rounded for ease of analysis.

If the first valuation date on which the closing level of the underlying index is greater than or equal to the premium threshold level is . . .	. . . then you will receive the following payment per security upon automatic early redemption or at maturity, as applicable:
February 25, 2019	$1,000 + applicable premium = $1,000 + $110.00 = $1,110.00
February 24, 2020	$1,000 + applicable premium = $1,000 + $220.00 = $1,220.00
February 23, 2021	$1,000 + applicable premium = $1,000 + $330.00 = $1,330.00
February 23, 2022	$1,000 + applicable premium = $1,000 + $440.00 = $1,440.00
February 23, 2023	$1,000 + applicable premium = $1,000 + $550.00 = $1,550.00